Exhibit 99.1

PDD Holdings Announces Second Quarter 2023 Unaudited Financial Results

DUBLIN and SHANGHAI, August 29, 2023 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Total revenues in the quarter were RMB52,280.7 million (US$[1]7,209.8 million), an increase of 66% from RMB31,439.6 million in the same quarter of 2022.

•	Operating profit in the quarter was RMB12,718.8 million (US$1,754.0 million), an increase of 46% from RMB8,697.2 million in the same quarter of 2022. Non-GAAP[2] operating profit in the quarter was RMB14,609.4 million (US$2,014.7 million), an increase of 39% from RMB10,541.5 million in the same quarter of 2022.

•	Net income attributable to ordinary shareholders in the quarter was RMB13,108.1 million (US$1,807.7 million), an increase of 47% from RMB8,896.3 million in the same quarter of 2022. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB15,269.4 million (US$2,105.7 million), an increase of 42% from RMB10,776.3 million in the same quarter of 2022.

“Technology serves as a pivotal driving force of sustainable, high-quality development,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “We remain unwaveringly committed to leveraging our resources and technology background to spearhead innovation, champion digital inclusion and generate a positive impact on society at large.”

“Over the recent quarter, we saw a positive shift in consumer sentiment, leading to a rise in demand across various product sectors,” stated Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “We are deeply dedicated to high-quality development to create values for every party of our ecosystem.”

“In Q2, we seized the opportunities of favorable consumption trends and invested firmly and responsibly,” said Ms. Jun Liu, VP of Finance at PDD Holdings. “Looking ahead, we will continue to invest with determination and patience to execute our high-quality development strategy.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Second Quarter 2023 Unaudited Financial Results

Total revenues were RMB52,280.7 million (US$7,209.8 million), an increase of 66% from RMB31,439.6 million in the same quarter of 2022. The increase was primarily due to an increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB37,932.8 million (US$5,231.2 million), an increase of 50% from RMB25,223.4 million in the same quarter of 2022.

•	Revenues from transaction services were RMB14,347.9 million (US$1,978.7 million), an increase of 131% from RMB6,216.2 million in the same quarter of 2022.

Total costs of revenues were RMB18,689.8 million (US$2,577.4 million), an increase of 135% from RMB7,961.9 million in the same quarter of 2022. The increase mainly came from the increased fulfilment fees and payment processing fees.

Total operating expenses were RMB20,872.2 million (US$2,878.4 million), an increase of 41% from RMB14,780.5 million in the same quarter of 2022. The increase was primarily due to an increase in sales and marketing expenses.

•	Sales and marketing expenses were RMB17,542.2 million (US$2,419.2 million), an increase of 55% from RMB11,343.4 million in the same quarter of 2022, mainly due to the increased spending in promotion and advertising activities.

•	General and administrative expenses were RMB596.0 million (US$82.2 million), compared with RMB825.7 million in the same quarter of 2022.

•	Research and development expenses were RMB2,734.0 million (US$377.0 million), compared with RMB2,611.4 million in the same quarter of 2022.

Operating profit in the quarter was RMB12,718.8 million (US$1,754.0 million), an increase of 46% from RMB8,697.2 million in the same quarter of 2022. Non-GAAP operating profit in the quarter was RMB14,609.4 million (US$2,014.7 million), an increase of 39% from RMB10,541.5 million in the same quarter of 2022.

Net income attributable to ordinary shareholders in the quarter was RMB13,108.1 million (US$1,807.7 million), an increase of 47% from RMB8,896.3 million in the same quarter of 2022. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB15,269.4 million (US$2,105.7 million), an increase of 42% from RMB10,776.3 million in the same quarter of 2022.

Basic earnings per ADS was RMB9.64 (US$1.33) and the diluted earnings per ADS was RMB9.00 (US$1.24), compared with basic earnings per ADS of RMB7.06 and diluted earnings per ADS of RMB6.22 in the same quarter of 2022. Non-GAAP diluted earnings per ADS was RMB10.47 (US$1.44), compared with RMB7.54 in the same quarter of 2022.

Net cash generated from operating activities was RMB23,396.0 million (US$3,226.5 million), compared with RMB19,373.9 million in the same quarter of 2022.

Cash, cash equivalents and short-term investments were RMB179.5 billion (US$24.8 billion) as of June 30, 2023, compared with RMB149.4 billion as of December 31, 2022.

Recent Development

Independent Director Appointment

PDD Holdings today announced the appointment of Ms. Ivonne M.C.M. Rietjens to serve as an independent director of the Company, effective on August 29, 2023. Ms. Rietjens has more than 25 years of experience in food safety. She has been a full professor at Wageningen University since 2001 and is currently head of the division of toxicology. She is also an elected member of the Royal Netherlands Academy of Arts Sciences (KNAW) and the chairperson of the KNAW Scientific Council for Natural Sciences and Engineering. Adding Ms. Rietjens to the Board increases the total number of board members to 7, of which 4 are independent directors.

Legal and Compliance Committee

PDD Holdings has formed a Legal and Compliance Committee, chaired by Mr. Lei Chen, which replaces the General Counsel role and function, effective on August 29, 2023.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on August 29, 2023 (12:30 PM IST and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	34,326,192	31,379,326	4,327,407
Restricted cash	57,974,225	52,055,133	7,178,731
Receivables from online payment platforms	587,696	1,559,765	215,101
Short-term investments	115,112,554	148,129,260	20,427,959
Amounts due from related parties	6,318,830	5,097,426	702,967
Prepayments and other current assets	2,298,379	2,985,263	411,687
Total current assets	216,617,876	241,206,173	33,263,852

Non-current assets
Property, equipment and software, net	1,044,847	1,064,374	146,784
Intangible assets	134,002	22,651	3,124
Right-of-use assets	1,416,081	2,121,964	292,632
Deferred tax assets	1,045,030	1,544,634	213,015
Other non-current assets	16,862,117	28,325,561	3,906,273
Total non-current assets	20,502,077	33,079,184	4,561,828

Total Assets	237,119,953	274,285,357	37,825,680

PDD HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,676,391	1,832,025	252,648
Customer advances and deferred revenues	1,389,655	1,639,290	226,068
Payable to merchants	63,316,695	60,115,463	8,290,301
Accrued expenses and other liabilities	20,960,723	30,889,820	4,259,900
Merchant deposits	15,058,229	16,131,012	2,224,568
Convertible bonds, current portion	13,885,751	14,431,092	1,990,139
Lease liabilities	602,036	955,395	131,755
Total current liabilities	116,889,480	125,994,097	17,375,379

Non-current liabilities
Convertible bonds	1,575,755	1,634,852	225,456
Lease liabilities	870,782	1,248,107	172,122
Deferred tax liabilities	13,025	64,222	8,857
Total non-current liabilities	2,459,562	2,947,181	406,435

Total Liabilities	119,349,042	128,941,278	17,781,814

Shareholders’ equity
Ordinary shares	170	176	24
Additional paid-in capital	99,250,468	102,681,784	14,160,466
Statutory reserves	5,000	5,000	690
Accumulated other comprehensive income	3,322,238	6,254,971	862,600
Retained earnings	15,193,035	36,402,148	5,020,086
Total Shareholders’ Equity	117,770,911	145,344,079	20,043,866

Total Liabilities and Shareholders’ Equity	237,119,953	274,285,357	37,825,680

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	31,439,568	52,280,748	7,209,844	55,233,257	89,917,798	12,400,231
Costs of revenues	(7,961,866)	(18,689,787)	(2,577,439)	(15,121,461)	(29,815,072)	(4,111,686)
Gross profit	23,477,702	33,590,961	4,632,405	40,111,796	60,102,726	8,288,545

Sales and marketing expenses	(11,343,447)	(17,542,209)	(2,419,181)	(22,562,515)	(33,801,897)	(4,661,495)
General and administrative expenses	(825,722)	(596,033)	(82,197)	(1,417,835)	(1,412,435)	(194,784)
Research and development expenses	(2,611,366)	(2,733,964)	(377,031)	(5,279,873)	(5,240,621)	(722,715)
Total operating expenses	(14,780,535)	(20,872,206)	(2,878,409)	(29,260,223)	(40,454,953)	(5,578,994)

Operating profit	8,697,167	12,718,755	1,753,996	10,851,573	19,647,773	2,709,551

Interest and investment income, net	756,991	2,287,741	315,494	1,553,252	3,751,340	517,333
Interest expenses	(13,148)	(11,937)	(1,646)	(25,788)	(23,624)	(3,258)
Foreign exchange (loss)/ gain	(199,349)	155,717	21,474	(179,265)	139,680	19,263
Other income, net	1,266,235	1,106,471	152,589	1,506,005	2,333,991	321,872

Profit before income tax and share of results of equity investees	10,507,896	16,256,747	2,241,907	13,705,777	25,849,160	3,564,761
Share of results of equity investees	(53,493)	9,781	1,349	(87,109)	116,170	16,021
Income tax expenses	(1,558,063)	(3,158,442)	(435,569)	(2,122,877)	(4,756,217)	(655,912)
Net income	8,896,340	13,108,086	1,807,687	11,495,791	21,209,113	2,924,870

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	8,896,340	13,108,086	1,807,687	11,495,791	21,209,113	2,924,870
Net income attributable to ordinary shareholders	8,896,340	13,108,086	1,807,687	11,495,791	21,209,113	2,924,870

Earnings per ordinary share:
-Basic	1.76	2.41	0.33	2.28	3.96	0.55
-Diluted	1.56	2.25	0.31	2.02	3.63	0.50

Earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	7.06	9.64	1.33	9.12	15.82	2.18
-Diluted	6.22	9.00	1.24	8.07	14.53	2.00

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	5,042,417	5,438,394	5,438,394	5,039,591	5,360,987	5,360,987
-Diluted	5,716,947	5,833,348	5,833,348	5,708,590	5,845,398	5,845,398

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	25,223,361	37,932,831	5,231,176	43,425,643	65,177,257	8,988,354
- Transaction services	6,216,207	14,347,917	1,978,668	11,807,614	24,740,541	3,411,877
Total	31,439,568	52,280,748	7,209,844	55,233,257	89,917,798	12,400,231

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	6,989	28,276	3,899	16,170	65,644	9,053
Sales and marketing expenses	513,559	989,326	136,435	1,014,664	1,478,099	203,838
General and administrative expenses	661,019	225,799	31,139	1,044,315	703,861	97,067
Research and development expenses	662,781	647,228	89,257	1,291,949	1,176,427	162,237
Total	1,844,348	1,890,629	260,730	3,367,098	3,424,031	472,195

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	19,373,871	23,395,981	3,226,453	10,305,775	24,734,003	3,410,975
Net cash used in investing activities	(8,593,271)	(11,519,860)	(1,588,661)	(13,445,360)	(34,140,107)	(4,708,136)
Net cash generated from financing activities	268	7,233	997	311	7,286	1,005
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(50,839)	881,105	121,510	(40,676)	532,860	73,484

Increase/ (decrease) in cash, cash equivalents and restricted cash	10,730,029	12,764,459	1,760,299	(3,179,950)	(8,865,958)	(1,222,672)
Cash, cash equivalents and restricted cash at beginning of period	52,133,992	70,670,000	9,745,839	66,043,971	92,300,417	12,728,810
Cash, cash equivalents and restricted cash at end of period	62,864,021	83,434,459	11,506,138	62,864,021	83,434,459	11,506,138

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	8,697,167	12,718,755	1,753,996	10,851,573	19,647,773	2,709,551
Add: Share-based compensation expenses	1,844,348	1,890,629	260,730	3,367,098	3,424,031	472,195
Non-GAAP operating profit	10,541,515	14,609,384	2,014,726	14,218,671	23,071,804	3,181,746

Net income attributable to ordinary shareholders	8,896,340	13,108,086	1,807,687	11,495,791	21,209,113	2,924,870
Add: Share-based compensation expenses	1,844,348	1,890,629	260,730	3,367,098	3,424,031	472,195
Add: Interest expenses related to convertible bonds’ amortization to face value	13,148	11,937	1,646	25,788	23,624	3,258
Add: Loss from fair value change of certain investments	22,459	258,704	35,677	88,059	738,980	101,910
Non-GAAP net income attributable to ordinary shareholders	10,776,295	15,269,356	2,105,740	14,976,736	25,395,748	3,502,233

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,716,947	5,833,348	5,833,348	5,708,590	5,845,398	5,845,398

Diluted earnings per ordinary share	1.56	2.25	0.31	2.02	3.63	0.50
Add: Non-GAAP adjustments to earnings per ordinary share	0.32	0.37	0.05	0.60	0.71	0.10
Non-GAAP diluted earnings per ordinary share	1.88	2.62	0.36	2.62	4.34	0.60
Non-GAAP diluted earnings per ADS	7.54	10.47	1.44	10.49	17.38	2.40